NEWS RELEASE
T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2019 RESULTS

BALTIMORE (October 24, 2019) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the third quarter of 2019.

▪	Assets under management end quarter at $1.126 trillion

▪	Net revenues of $1.4 billion

▪	Diluted earnings per common share of $2.23

▪	Adjusted non-GAAP diluted earnings per common share of $2.13

▪	Long-term investment performance remains strong

▪	Net client inflows of $2.5 billion

Financial Highlights

	Three Months ended			Nine Months ended
(in millions, except per-share data)	9/30/2019	9/30/2018	% change	9/30/2019	9/30/2018	% change

U.S. GAAP basis
Investment advisory fees	$1,303.4	$1,263.3	3.2%	$3,767.8	$3,666.9	2.8%
Net revenues	$1,426.7	$1,394.6	2.3%	$4,149.2	$4,067.6	2.0%
Operating expenses	$767.6	$754.0	1.8%	$2,342.5	$2,248.5	4.2%
Net operating income	$659.1	$640.6	2.9%	$1,806.7	$1,819.1	(.7)%
Non-operating income(1)	$43.0	$124.9	n/m	$370.3	$175.1	n/m
Net income attributable to T. Rowe Price Group	$545.9	$583.0	(6.4)%	$1,586.0	$1,485.6	6.8%
Diluted earnings per common share	$2.23	$2.30	(3.0)%	$6.47	$5.85	10.6%
Weighted average common shares outstanding assuming dilution	238.2	247.5	(3.8)%	239.0	248.2	(3.7)%

Adjusted non-GAAP basis(2)
Operating expenses	$765.1	$744.5	2.8%	$2,286.3	$2,230.8	2.5%
Net operating income	$664.2	$651.6	1.9%	$1,869.2	$1,841.4	1.5%
Non-operating income(1)	$18.8	$17.7	n/m	$98.8	$25.7	n/m
Net income attributable to T. Rowe Price Group	$521.7	$505.0	3.3%	$1,480.4	$1,423.4	4.0%
Diluted earnings per common share	$2.13	$1.99	7.0%	$6.04	$5.60	7.9%

Assets under Management (in billions)
Average assets under management	$1,130.2	$1,072.4	5.4%	$1,091.5	$1,045.0	4.4%
Ending assets under management	$1,126.3	$1,083.8	3.9%	$1,126.3	$1,083.8	3.9%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results. See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, president and chief executive officer, commented: "Despite a choppy market environment in the third quarter, total assets under management grew to $1.126 trillion as a result of continued solid investment performance combined with net client inflows of $2.5 billion.

“We remain pleased with our net flows, including the ongoing success of our Japanese Investment Trust (ITM) offering and strength in our U.S. Intermediaries channel. From an asset class standpoint, net flows were primarily driven by multi-asset and fixed income, while equities experienced modest outflows.

“Expense growth year-to-date has been slower than we had anticipated, primarily driven by lower than planned distribution and product-related expenses and, to a lesser extent, by a slower pace of spend related to the execution of our strategic plan. Nonetheless, our teams are executing effectively against our priorities across investments, products, distribution and technology, while driving operational efficiencies throughout. Recent highlights include:

▪
Continued build-out of our investment teams globally. This quarter we created a Tokyo-based multi-asset team to serve local investors’ needs for solutions and diversification, in alignment with our strategic priority to ensure the continued success of our multi-asset business globally.

▪
Launch of two new strategies—European Select Equity and Global Government Bond—as part of our SICAV lineup, and the launch of the Target Allocation Active Series Model Portfolios, which are available on Envestnet and Morningstar platforms for financial advisors.

▪
Continued success in North American distribution, with early returns from the strategic build-out of our broker-dealer channel in the U.S. and increased traction in Canada with our intermediary clients.

▪
Further strengthening and modernization of our operations and technology platforms. This is part of our ongoing long-term plan to make our operating platform more secure, more efficient, and more scalable.

“I remain ever-grateful to our associates for their hard work on behalf of our clients and, ultimately, our stockholders."

Assets Under Management
During Q3 2019, assets under management increased $1.3 billion to $1.126 trillion. Net cash inflows were
$2.5 billion, and clients transferred $7.5 billion in net assets from the U.S. mutual funds to other investment products, primarily the target-date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 9/30/2019				Nine months ended 9/30/2019
(in billions)	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total	U.S. mutual funds	Subadvised and separate accounts	Other investment products	Total
Assets under management at beginning of period	$648.3	$292.6	$184.1	$1,125.0	$564.5	$250.0	$147.8	$962.3

Net cash flows before client transfers	3.1	(1.0)	.4	2.5	7.2	.4	2.8	10.4
Client transfers	(7.5)	1.3	6.2	—	(19.5)	.8	18.7	—
Net cash flows after client transfers	(4.4)	.3	6.6	2.5	(12.3)	1.2	21.5	10.4
Net market appreciation (depreciation) and income	(1.1)	.1	—	(1.0)	90.5	41.8	21.4	153.7
Net distributions reinvested (not reinvested)	(.2)	—	—	(.2)	(.1)	—	—	(.1)
Change during the period	(5.7)	.4	6.6	1.3	78.1	43.0	42.9	164.0

Assets under management at September 30, 2019	$642.6	$293.0	$190.7	$1,126.3	$642.6	$293.0	$190.7	$1,126.3

	Three months ended 9/30/2019				Nine months ended 9/30/2019
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$648.4	$144.1	$332.5	$1,125.0	$539.9	$136.1	$286.3	$962.3

Net cash flows	(.6)	1.3	1.8	2.5	(.2)	3.6	7.0	10.4
Net market appreciation (depreciation) and income(2)	(4.3)	1.2	1.9	(1.2)	103.8	6.9	42.9	153.6
Change during the period	(4.9)	2.5	3.7	1.3	103.6	10.5	49.9	164.0
Assets under management at September 30, 2019	$643.5	$146.6	$336.2	$1,126.3	$643.5	$146.6	$336.2	$1,126.3
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions reinvested and not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $272.0 billion at September 30, 2019, compared with $268.7 billion at
June 30, 2019 and $230.4 billion at December 31, 2018. Net cash inflows into these portfolios were $2.0 billion in the third quarter of 2019 and $6.6 billion for the first nine months of 2019.

Investors domiciled outside the United States accounted for 6.5% of the firm's assets under management at September 30, 2019 and 6.2% at December 31, 2018.

Financial Results
Net Revenues earned in Q3 2019 were $1.4 billion, up 2.3% from Q3 2018.

▪
Investment advisory revenues earned in Q3 2019 from the firm's U.S. mutual funds were $881.0 million, an increase of 0.4% from Q3 2018. Average assets under management in these funds increased 1.4% to $650.5 billion in Q3 2019.

▪
Investment advisory revenues earned in Q3 2019 from subadvised, separate accounts, and other investment products were $422.4 million, an increase of 9.4% from Q3 2018. Average assets under management for these products increased 11.3% to $479.7 billion in Q3 2019.

▪
The effective fee rate of 45.8 basis points in Q3 2019 decreased from 46.3 basis points in Q2 2019 and was lower than the 46.7 basis points in Q3 2018. The decline in the effective fee rate from Q2 2019 is largely due to a market-driven shift of assets under management from higher fee international equity strategies to lower fee strategies. Client transfers to lower fee vehicles or share classes over the last twelve months and, to a lesser extent, fee reductions the firm has made since Q3 2018 also drove the effective fee rate lower compared to Q3 2018. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪
Administrative, distribution, and servicing fees in Q3 2019 were $123.3 million, a decrease of $8.0 million from Q3 2018. The decrease was primarily attributable to lower 12b-1 revenue earned on certain share classes of the U.S. mutual funds. The 12b-1 revenue decline is offset entirely by a reduction in the costs paid to third-party intermediaries that source these assets and is reported in distribution and servicing expense.

Operating expenses were $767.6 million in Q3 2019 compared with $754.0 million in Q3 2018. The increase in operating expenses for this quarter was primarily due to higher salary, annual bonus accrual, and benefits expense; and the firm's continued strategic investments. Partially offsetting these increases was lower market-related compensation expense related to the supplemental savings plan in the third quarter of 2019 as compared to the third quarter of 2018.

▪	On a non-GAAP basis, the firm's operating expenses in Q3 2019 increased 2.8% to $765.1 million compared with Q3 2018, while non-GAAP operating expense growth for the nine months ended
September 30, 2019 was 2.5%. The firm is changing its full-year 2019 non-GAAP operating expense growth guidance from a range of 4% to 7% to a range of 4% to 5% as year-to-date distribution, product-related, and professional fee expenses, as well as headcount growth, have been lower than planned. This expense guidance includes continued investments in the business, the firm's cost optimization efforts, and the phased implementation of paying for all third-party investment research. The firm currently expects that its 2020 operating expenses will reflect a full year of all third-party investment research costs.

▪
Compensation and related costs were $466.3 million in Q3 2019, an increase of 2.6%. This increase was primarily related to a 3.3% growth in average headcount, the annual bonus accrual, and other employee-related expenses. The firm employed 7,262 associates at September 30, 2019. These increases in compensation expense were partially offset by lower market-driven compensation expenses related to the supplemental savings plan in Q3 2019 as compared to Q3 2018.

▪
Distribution and servicing includes those costs incurred to distribute T. Rowe Price products and to provide client or shareholder servicing, recordkeeping, and administrative services. These costs were

$64.5 million in Q3 2019, a decrease of 9.7% from the $71.4 million recognized in Q3 2018. The decrease was primarily driven by client transfers from U.S. mutual funds to lower fee vehicles or share classes over the last twelve months.

▪
Technology, occupancy, and facility costs were $106.5 million in Q3 2019, an increase of 10.4% from the $96.5 million recognized in Q3 2018. The increase was due to incremental investment in the firm's technology capabilities, including related depreciation, hosted solution licenses, and maintenance programs, as well as increased office facility costs.

Non-operating income was $43.0 million in Q3 2019, a decrease of $81.9 million from the $124.9 million recognized in Q3 2018. The decrease was due primarily to the absence of the gain the firm realized in Q3 2018 from the sale of its 10% holding in Daiwa SB Investments Ltd. The components of non-operating income for the third quarter and the first nine months of 2019 and 2018 are included in the tables at the end of this release.

Income Taxes. The firm's effective tax rate was 22.4% in Q3 2019 compared with 24.0% in Q3 2018. These rates contribute to effective tax rates for the first nine months of 2019 and 2018 of 24.0% and 24.9%, respectively. The income tax provision for the first nine months of 2018 includes nonrecurring charges totaling $28.7 million related to the enactment of U.S. tax reform and Maryland state tax legislation. The components of the firm's effective tax rate for the third quarter and the first nine months of 2019 and 2018 are included in the table below.

The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the third quarter and the first nine months of 2019 and 2018:

	Three months ended		Nine months ended
	9/30/2019	9/30/2018	9/30/2019	9/30/2018
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
Impact of nonrecurring charge related to U.S. tax reform recognized in the second quarter	—	—	—	1.0
Impact of nonrecurring charge related to new Maryland state tax legislation recognized in the second quarter	—	—	—	.4
State income taxes for current year, net of federal income tax benefits(1)	4.4	4.8	4.4	4.6
Net income attributable to redeemable non-controlling interests	(.8)	(.1)	(.8)	(.2)
Net excess tax benefits from stock-based compensation plans activity	(1.2)	(.8)	(.9)	(1.8)
Other items	(1.0)	(.9)	.3	(.1)
Effective income tax rate	22.4%	24.0%	24.0%	24.9%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.

The firm estimates its GAAP effective tax rate for the full year 2019 will be in the range of 23% to 25%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	9/30/2019	12/31/2018
Cash and cash equivalents	$2,213.2	$1,425.2
Discretionary investments	1,695.1	1,597.1
Total cash and discretionary investments	3,908.3	3,022.3
Redeemable seed capital investments	1,257.7	1,118.9
Investments used to hedge the supplemental savings plan liability	443.0	381.3
Total cash and investments in T. Rowe Price products	$5,609.0	$4,522.5

▪	The firm's common shares outstanding were 234.7 million at September 30, 2019, compared with 238.1 million at the end of 2018.

▪
In the first nine months of 2019, the firm expended $566.7 million to repurchase 5.7 million shares, or 2.4%, of its outstanding common shares at an average price of $99.57, including $173.1 million to repurchase 1.6 million shares during Q3 2019.

▪
The firm invested $148.9 million during the first nine months of 2019 in capitalized facilities and technology and expects capital expenditures for 2019 to be up to $200 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance(1)
The percentage of the firm's U.S. mutual funds(2) (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended September 30, 2019, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median
All funds	73%	68%	75%	81%
Multi-asset funds	86%	74%	85%	84%

Top Morningstar quartile
All funds	43%	45%	52%	57%
Multi-asset funds	47%	56%	62%	79%
(1) Source: © 2019 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.
(2) Excludes passive and fund categories not ranked by Morningstar.

In addition, 84.7% of the firm's rated U.S. mutual funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains competitive, especially over longer time periods.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2019 with the U.S. Securities and Exchange Commission later today. The Form
10-Q will include additional information on the firm's unaudited consolidated financial results at September 30, 2019.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, the timing of the assumption of all third party research payments, changes in our effective fee rate, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2018 Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Meghan Azevedo
410-345-2242	410-345-2756
brian_lewbart@troweprice.com	meghan_azevedo@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended		Nine months ended
Revenues	9/30/2019	9/30/2018	9/30/2019	9/30/2018
Investment advisory fees	$1,303.4	$1,263.3	$3,767.8	$3,666.9
Administrative, distribution, and servicing fees	123.3	131.3	381.4	400.7
Net revenues	1,426.7	1,394.6	4,149.2	4,067.6

Operating expenses
Compensation and related costs	466.3	454.3	1,441.0	1,351.7
Distribution and servicing	64.5	71.4	195.3	213.3
Advertising and promotion	17.1	20.2	58.5	63.8
Product-related costs	38.0	37.9	115.6	117.1
Technology, occupancy, and facility costs	106.5	96.5	309.5	283.8
General, administrative, and other	75.2	73.7	222.6	218.8
Total operating expenses	767.6	754.0	2,342.5	2,248.5

Net operating income	659.1	640.6	1,806.7	1,819.1

Non-operating income
Net gains on investments	32.1	116.1	194.0	147.9
Net gains on consolidated investment products	11.6	8.7	176.3	28.6
Other income (loss)	(.7)	.1	—	(1.4)
Total non-operating income	43.0	124.9	370.3	175.1

Income before income taxes	702.1	765.5	2,177.0	1,994.2
Provision for income taxes	157.0	183.9	522.0	497.5
Net income	545.1	581.6	1,655.0	1,496.7
Less: net income (loss) attributable to redeemable non-controlling interests	(.8)	(1.4)	69.0	11.1
Net income attributable to T. Rowe Price Group	545.9	583.0	1,586.0	1,485.6
Less: net income allocated to outstanding restricted stock and stock unit holders	13.9	13.7	40.7	34.8
Net income allocated to T. Rowe Price Group common stockholders	$532.0	$569.3	$1,545.3	$1,450.8

Earnings per share
Basic	$2.26	$2.34	$6.55	$5.97
Diluted	$2.23	$2.30	$6.47	$5.85

Weighted-average common shares
Outstanding	234.9	242.8	235.8	243.1
Outstanding assuming dilution	238.2	247.5	239.0	248.2

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended
	9/30/2019	9/30/2018	9/30/2019	9/30/2018
U.S. mutual funds
Equity and blended assets	$754.0	$745.5	$2,185.3	$2,169.0
Fixed income, including money market	127.0	131.8	372.3	388.1
	881.0	877.3	2,557.6	2,557.1
Subadvised and separate accounts and other investment products
Equity and blended assets	355.9	326.0	1,020.8	931.0
Fixed income, including money market	66.5	60.0	189.4	178.8
	422.4	386.0	1,210.2	1,109.8
Total	$1,303.4	$1,263.3	$3,767.8	$3,666.9

Assets Under Management (in billions)	Average during
	Three months ended		Nine months ended		As of
	9/30/2019	9/30/2018	9/30/2019	9/30/2018	9/30/2019	12/31/2018
U.S. mutual funds
Equity and blended assets	$521.3	$511.6	$507.5	$500.8	$513.0	$441.1
Fixed income, including money market	129.2	129.9	125.7	128.6	129.6	123.4
	650.5	641.5	633.2	629.4	642.6	564.5

Subadvised and separate accounts and other investment products
Equity and blended assets	370.2	331.8	353.3	318.4	373.4	299.2
Fixed income, including money market	109.5	99.1	105.0	97.2	110.3	98.6
	479.7	430.9	458.3	415.6	483.7	397.8
Total	$1,130.2	$1,072.4	$1,091.5	$1,045.0	$1,126.3	$962.3

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)(1)(2)	Three months ended	Nine months ended
(in billions)	9/30/2019	9/30/2019
U.S. mutual funds
Equity and blended assets	$(5.6)	$(10.7)
Fixed income, including money market	1.2	(1.6)
	(4.4)	(12.3)
Subadvised and separate accounts and other investment products
Equity and blended assets	5.8	16.7
Fixed income, including money market	1.1	6.0
	6.9	22.7
Total net cash flows after client transfers	$2.5	$10.4
(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.
(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

Non-Operating Income (in millions)	Three months ended		Nine months ended
	9/30/2019	9/30/2018	9/30/2019	9/30/2018
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$18.1	$13.8	$52.2	$31.0
Market related gains (losses) and equity in earnings	.7	3.9	46.6	(1.0)
Seed capital investments
Dividend income	.2	.6	1.0	2.7
Market related gains (losses) and equity in earnings	2.6	3.2	30.9	(5.5)
Net gain (loss) recognized upon deconsolidation	(.1)	—	.1	3.6
Investments used to hedge the supplemental savings plan liability	1.7	6.3	44.8	14.2
Total net gains from non-consolidated T. Rowe Price investment products	23.2	27.8	175.6	45.0
Other investment income	8.9	88.3	18.4	102.9
Net gains on investments	32.1	116.1	194.0	147.9
Net gains on consolidated sponsored investment portfolios	11.6	8.7	176.3	28.6
Other income (loss), including foreign currency gains and losses	(.7)	.1	—	(1.4)
Non-operating income	$43.0	$124.9	$370.3	$175.1

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Nine months ended
	9/30/2019			9/30/2018
	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price Group	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $136.1 of stock-based compensation expense and $131.7 of depreciation expense in 2019	$2,028.1	$(527.4)	$1,500.7	$2,060.9	$(574.5)	$1,486.4
Cash provided by (used in) investing activities, including ($148.9) for additions to property and equipment and ($35.0) of additions to T. Rowe Price investment products in 2019	(230.0)	153.3	(76.7)	(923.7)	93.3	(830.4)
Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of ($576.0)* and dividends paid of ($550.4) in 2019	(1,010.1)	387.1	(623.0)	(949.3)	486.2	(463.1)
Effect of exchange rate changes on cash and cash equivalents	—	(2.2)	(2.2)	—	(2.4)	(2.4)
Net change in cash and cash equivalents during period	$788.0	$10.8	$798.8	$187.9	$2.6	$190.5
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	9/30/2019	12/31/2018
Cash and cash equivalents	$2,213.2	$1,425.2
Accounts receivable and accrued revenue	620.6	549.6
Investments	2,605.9	2,453.4
Assets of consolidated T. Rowe Price investment products	2,247.4	1,680.4
Property and equipment, net	678.8	661.3
Goodwill	665.7	665.7
Other assets, including operating lease assets in 2019	366.2	253.7
Total assets	9,397.8	7,689.3
Total liabilities, includes $80.4 at September 30, 2019, and $38.7 at December 31, 2018, from consolidated T. Rowe Price investment products	1,455.1	824.7
Redeemable non-controlling interests	1,102.9	740.3
Stockholders' equity, 234.7 common shares outstanding at September 30, 2019	$6,839.8	$6,124.3

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products	9/30/2019
Cash and discretionary investments	$2,213.2	$1,626.2	$68.9	$3,908.3
Seed capital investments	—	262.5	995.2	1,257.7
Investments used to hedge the supplemental savings plan liability	—	443.0	—	443.0
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group	2,213.2	2,331.7	1,064.1	5,609.0
Investment in UTI and other investments	—	274.2	—	274.2
Total cash and investments attributable to T. Rowe Price Group	2,213.2	2,605.9	1,064.1	5,883.2
Redeemable non-controlling interests	—	—	1,102.9	1,102.9
As reported on unaudited condensed consolidated balance sheet at September 30, 2019	$2,213.2	$2,605.9	$2,167.0	$6,986.1

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended September 30, 2019 and 2018.

	Three months ended 9/30/2019
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$767.6	$659.1	$43.0	$157.0	$545.9	$2.23
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.1)	3.7	(11.6)	4.6	(13.3)	(.05)
Supplemental savings plan liability(2)	(1.4)	1.4	(1.7)	(.6)	.3	—
Other non-operating income(3)	—	—	(10.9)	.3	(11.2)	(.05)
Adjusted Non-GAAP Basis	$765.1	$664.2	$18.8	$161.3	$521.7	$2.13

	Three months ended 9/30/2018
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$754.0	$640.6	$124.9	$183.9	$583.0	$2.30
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.1)	3.6	(8.7)	(1.2)	(5.3)	(.02)
Supplemental savings plan liability(2)	(7.4)	7.4	(6.3)	.4	.7	—
Other non-operating income(3)	—	—	(92.2)	(18.8)	(73.4)	(.29)
Adjusted Non-GAAP Basis	$744.5	$651.6	$17.7	$164.3	$505.0	$1.99

The following schedules reconcile certain U.S. GAAP financial measures for the nine months ended September 30, 2019 and 2018.

	Nine months ended 9/30/2019
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$2,342.5	$1,806.7	$370.3	$522.0	$1,586.0	$6.47
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(4.3)	10.6	(176.3)	(23.7)	(73.0)	(.30)
Supplemental savings plan liability(2)	(51.9)	51.9	(44.8)	1.7	5.4	.03
Other non-operating income(3)	—	—	(50.4)	(12.4)	(38.0)	(.16)
Adjusted Non-GAAP Basis	$2,286.3	$1,869.2	$98.8	$487.6	$1,480.4	$6.04

	Nine months ended 9/30/2018
	Operating expenses	Net operating income	Non-operating income	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price Group	Diluted earnings per share(7)
U.S. GAAP Basis	$2,248.5	$1,819.1	$175.1	$497.5	$1,485.6	$5.85
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(4.6)	9.2	(28.6)	(1.8)	(6.5)	(.03)
Supplemental savings plan liability(2)	(13.1)	13.1	(14.2)	(.2)	(.9)	—
Other non-operating income(3)	—	—	(106.6)	(23.1)	(83.5)	(.33)
Nonrecurring charge related to enactment of U.S. tax reform(4)	—	—	—	(20.8)	20.8	.08
Nonrecurring charge related to enactment of Maryland state tax legislation(5)	—	—	—	(7.9)	7.9	.03
Adjusted Non-GAAP Basis	$2,230.8	$1,841.4	$25.7	$443.7	$1,423.4	$5.60

(1)
These non-GAAP adjustments remove the impact the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price Group represents the net income of the consolidated products, net of redeemable non-controlling interest. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)
This non-GAAP adjustment removes the compensation expense from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)
This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and, beginning in the second quarter of 2018, those non-consolidated investments that are not part of the cash and discretionary investment portfolio. Management decided to retain the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. The impact on previously reported non-GAAP measures is immaterial. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)
During the second quarter of 2018, the firm recognized a nonrecurring charge of $20.8 million for an adjustment made to the charge taken in 2017 related to the enactment of U.S. tax reform. Management believes it is useful to readers of its consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share.

(5)
During the second quarter of 2018, the firm recognized a nonrecurring charge of $7.9 million for the remeasurement of its deferred tax assets and liabilities to reflect the effect of Maryland state tax legislation enacted on April 24, 2018. Management believes it is useful to readers of its consolidated statements of income to adjust for this nonrecurring charge in arriving at net income attributable to T. Rowe Price Group and diluted earnings per share.

(6)
The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 24.8% in 2019 and 23.8% in 2018. As such, the non-GAAP effective tax rate for the third quarter was 23.6% in 2019 and 24.5% in 2018. The firm estimates that its effective tax rate for the full-year 2019 on a non-GAAP basis will be in the range of 23.5% to 25.5%.

(7)
This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution.